UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                            FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.


                Commission File Number 001-10473


                     Pride Companies, L.P.

(Exact name of registrant as specified in its charter)


                    1209 North Fourth Street

                      Abilene, Texas 79601

                         (325) 677-5444

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                          Common Units

(Title of each class of securities covered by this Form)


                              None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   [x]    Rule 12h-3(b)(1)(ii)  [ ]
     Rule 12g-4(a)(1)(ii)  [ ]    Rule 12h-3(b)(2)(i)   [ ]
     Rule 12g-4(a)(2)(i)   [ ]    Rule 12h-3(b)(2)(ii)  [ ]
     Rule 12g-4(a)(2)(ii)  [ ]    Rule 15d-6            [ ]
     Rule 12h-3(b)(1)(i)   [x]



Approximate number of holders of record as of the certification or notice date: 241



     Pursuant to the requirements of the Securities Exchange Act of 1934, Pride Companies, L.P. has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.


DATE: August 1, 2003


By:/s/ Brad Stephens

Name: Brad Stephens
Title: Chief Executive Officer